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Exhibit

Exhibit            Description

99                    Announcement on 2020/06/12: UMC’s Statement regarding the judgement by Taiwan Taichung District Court

Exhibit 99

UMC’s Statement regarding the judgement by Taiwan Taichung District Court

1. Parties to the legal matter: UNITED MICROELECTRONICS CORP.

2. Name of the court or punishing agency of the legal matter: Taiwan Taichung District Court

3. Reference/Case number of relevant documents of the legal matter: 106-Zih-Su-11

4. Date of occurrence of the event: 2020/06/12

5. Details of occurrence (including the matter under dispute):

An adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets.

6. Handling procedure: Please refer to points 8 and 9.

7. Impact on the Company’s finance and business and projected amount: no material effect.

8. Countermeasures and improvement status:

UMC intends to appeal against the sentence.

9. Any other matters that need to be specified:

United Microelectronics Corporation (“UMC”) today said it intends to appeal an adverse ruling issued by the District Court of Taichung in a suit filed on the basis of allegations made by Micron, a DRAM market leader. The suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets.

As Taiwan’s first semiconductor company, UMC has contributed significantly to the development of the semiconductor industry in Taiwan and the cultivation of domestic engineering talent. UMC has always conducted its business with integrity and placed a strong emphasis on intellectual property rights. All UMC technologies are either independently developed through its own research and development effort or duly acquired from third-party intellectual property owners.

In order to better protect customer intellectual property rights, including trade secrets, UMC has established mechanisms to control and monitor the classification and storage of confidential information; regularly implements compliance training on the protection of intellectual property rights; and conducts regular internal audits to ensure the full compliance of its daily operations with its policy and procedures. UMC is also continually upgrading its rigorous management system of intellectual property rights.

The DRAM process development project at issue was approved by Investment Commission, Ministry of Economic Affairs of the Taiwan government, and the technology was developed on the foundation of one of UMC’s own proven processes. More than 300 engineers, many of whom were veterans of UMC’s long-standing and experienced workforce, worked on UMC’s own DRAM manufacturing process for more than two years.

UMC did not violate the Trade Secret Act. In its appeal against the ruling and the excessively disproportionate penalty, UMC will cite many irregularities in both the investigation and the case itself that ran afoul of the Code of Criminal Procedure, such as: the use of misleading interrogation methods; failure to record statements favorable to UMC in interrogation transcripts; and forensic irregularities with electronic and other evidence. UMC is confident that the appellate court will be able to ascertain the facts and rule accordingly.